Exhibit 99.2

VIÑA CONCHA Y TORO S.A. Announces Voluntary Delisting of American Depositary Receipts from the New York Stock Exchange

Santiago, June 21, 2018: Viña Concha y Toro S.A. (“Viña Concha y Toro” or the “Company”) (NYSE: VCO) today announced that it intends to delist from the New York Stock Exchange (the “NYSE”), terminate its American Depositary Receipt (“ADR”) facility and deregister from the U.S. Securities and Exchange Commission (the “SEC”). In connection with its intended delisting, the Company notified the NYSE today that it will apply for voluntary delisting of its ADRs.

1.	Reasons for the application for voluntary delisting of ADRs from the NYSE

In 1994, Viña Concha y Toro listed its ADRs on the NYSE in order to facilitate investment by overseas investors to diversify its shareholders base and increase the Company’s capital raising options. Since then, Viña Concha y Toro has focused on a proactive information disclosure by meeting its reporting obligations under the U.S. Securities Exchange Act of 1934, preparing consolidated financial statements in accordance with U.S. Generally Accepted Accounting Principles and establishing internal controls in accordance with the Sarbanes-Oxley Act of 2002.

Today, the Chilean capital markets, have achieved a higher level of sophistication and global integration, attracting international investors. ADRs currently comprise approximately 3% of the total shares of common stock of the Company. In addition, given the increased administrative costs that it implies for the Company to remain a NYSE-listed company, Viña Concha y Toro has decided to file an application for voluntary delisting from the NYSE as part of its effort to reduce operational expenses.

2.	Stock exchanges on which Viña Concha y Toro will maintain its listings

Viña Concha y Toro will maintain its listings on the Santiago Stock Exchange, the Chile Electronic Stock Exchange and the Valparaíso Stock Exchange. The Company has not otherwise arranged for the listing of the ADRs, American Depositary Shares or shares of its common stock on another national securities exchange in the United States or for quotation of such securities in any other quotation medium.

3.	Implementation schedule of application for voluntary delisting of ADRs from the NYSE*

June 21, 2018	Notice to the NYSE of its application to delist

July 2, 2018 (planned)	Submission of Form 25 to the SEC to delist from the NYSE

July 12, 2018 (planned)	Effective date of delisting from the NYSE

* The schedule provided above, including the anticipated effective dates, may be delayed if the SEC objects to the delisting or requests an extended review or for other reasons.

4.	Additional information for ADR holders

Viña Concha y Toro has also directed The Bank of New York Mellon, as depositary (“BNYM”), to terminate Viña Concha y Toro’s ADR facility. Consequently, and in accordance with the deposit agreement, BNYM will provide 30 days’ notice of termination to all ADR holders. Prior to termination of the deposit agreement, expected to occur on or around September 20, 2018, ADR holders are entitled to surrender their ADRs to BNYM for cancellation, and upon payment of the applicable fees, taxes and charges as provided in the deposit agreement, receive the underlying shares of common stock of Viña Concha y Toro. Following termination of the deposit agreement, BNYM will discontinue registration of transfers of the ADRs and suspend the distribution of dividends to ADR holders. Holders of ADRs should contact BNYM or, to the extent holding ADRs through a bank, broker or other nominee, should contact such bank, broker or nominee with any questions regarding the ADRs.

5.	Future plans

The Company’s reporting obligations under applicable U.S. securities laws would continue after the delisting and the termination of the ADR facility. Following satisfaction of the relevant deregistration conditions under the applicable U.S. securities laws, Viña Concha y Toro intends to terminate its reporting obligations under the applicable U.S. securities laws and deregister all classes of its registered securities. The Company intends to release further information on such deregistration and termination of reporting obligations at a later date.

Viña Concha y Toro reserves the right, for any reason, to delay these filings, to withdraw them prior to effectiveness, and to otherwise change its plans in respect of delisting, termination of the ADR facility and deregistration and termination of reporting obligations in any way.

For further inquiries, please contact:

Enrique Ortúzar General Counsel Tel +562 2476 5141 eortuzar@conchaytoro.cl	Claudia Cavada Sossa Head of Investor Relations Tel +562 2476 5768 Claudia.cavada@conchaytoro.cl

About Viña Concha y Toro S.A.

Viña Concha y Toro S.A. is a global leading winery, headquartered in Santiago de Chile. With sales in 140 countries and a multi-origin portfolio from operations located in Chile, the United States, and Argentina, Viña Concha y Toro is the main producer and exporter of Chilean wine.